Patrick Grove
Chief Executive Officer
Catcha Investment Corp
3 Raffles Place #06-01,
Bharat Building,
Singapore 048617

VIA EDGAR

May 2, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kibum Park and Pam Howell

Re:	Catcha Investment Corp

Preliminary Proxy Statement on Schedule 14A

Filed April 25, 2024

File No. 001-40061

Dear Kibum Park and Pam Howell:

We are writing in response to the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 1, 2024, to Patrick Grove, Chief Executive Officer of Catcha Investment Corp (the “Company”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 25, 2024 (the “Preliminary Proxy Statement”). Contemporaneously, we are publicly filing the revised Preliminary Proxy Statement on Schedule 14A via Edgar (the “Amended Preliminary Proxy Statement”).

For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

Preliminary Proxy Statement on Schedule 14A

Risk Factors

The Extension Amendment contemplated by the Extension Amendment Proposal . . ., page 17

1. We note your Form 8-K filed on February 23, 2024 discloses that you received a letter from the NYSE American about the commencement of proceedings to delist your Class A ordinary shares because you failed to consummate a business combination within 36 months of the effectiveness of your initial public offering registration statement. We further note your disclosure in Form 8-K filed on April 23, 2024 stating that you received a written notice from New York Stock Exchange Regulation, Inc. regarding your failure to satisfy NYSE American’s continued listing standards since you did not timely file your Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which we note, still has not been filed. Please revise your risk factor to disclose the relevant and current facts that could impact the nature and timing of delisting.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company confirms that it has revised its risk factor disclosure in its Amended Preliminary Proxy Statement to disclose the relevant and current facts that could impact the nature and timing of delisting. The Company has included the following revised risk factor in its Amended Preliminary Proxy Statement. For your reference, we have illustrated the changes in the risk factor by underlining added text and using strikethrough to indicate deleted text.

U.S. Securities and Exchange Commission

May 2, 2024

The Extension Amendment contemplated by the Extension Amendment Proposal would further extend the deadline for completing a business combination beyond the maximum permitted by NYSE American rules, and as a result, the NYSE American could suspend trading in the Company’s securities or delist the Company’s securities from the NYSE American.

The Company’s Class A ordinary shares are listed on the NYSE American. Section 119(b) of the NYSE American Company Guide requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement, which, in the case of the Company, ~~would be~~ was February 17, 2024 (the “NYSE Deadline”). On February 16, 2024, the Company’s shareholders approved an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to extend the Company’s Termination Date for successive one-month periods to no later than May 17, 2024, which is beyond the NYSE Deadline. On February 20, 2024, the Company received a letter from the NYSE American stating that the staff of New York Stock Exchange Regulation, Inc. (“NYSE Regulation”) had determined to commence proceedings to delist the Company’s Class A ordinary shares pursuant to Sections 119(b) and 119(f) of the NYSE American Company Guide because the Company failed to consummate a business combination within 36 months of the effectiveness of its initial public offering registration statement, or such shorter period that the Company specified in its registration statement. As indicated in the letter from the NYSE American, the Company has a right to a review of the delisting determination by a Committee of the Board of Directors of the Exchange. The Company requested a review of the delisting determination and the NYSE American indicated that the hearing will occur no earlier than July 1, 2024. At this time, the Company’s Class A ordinary shares have not been suspended and will continue to trade. However, the Company has been informed by the staff of the NYSE American that, if the Company has not completed its initial business combination prior to such hearing, the hearing will likely result in the delisting of the Company’s Class A ordinary shares and suspension thereof from trading.

If the Extension Amendment Proposal is approved such extension would further extend the Company’s Termination Date beyond the NYSE Deadline. The Extension Amendment provides for up to three one-month extensions. If the Termination Date is extended for two or more one-month periods, the Termination Date may be beyond the date of the hearing. ~~As a result, the Extension Amendment may result in a violation of Section 119(b) of the NYSE American Company Guide~~. There is a substantial risk that, despite the extension of the Company’s Termination Date, trading in the Company’s securities ~~may~~ would be suspended and the Company’s securities ~~may be subject to delisting~~ would be delisted by the NYSE American ~~subsequent to the NYSE Deadline~~ if the Extension Amendment Proposal is approved and the ~~Termination Date is extended past the NYSE Deadline~~ Company does not complete its initial business combination prior to the date of the NYSE American hearing.

~~There is no assurance that the NYSE American will not suspend or delist the Company’s securities in the event the Extension Amendment Proposal is approved and the Extension Amendment is implemented and the Company does not complete one or more business combinations by the NYSE Deadline. We intend to request a hearing to appeal any such delisting determination by the NYSE American. However, we cannot assure you that our securities will not be suspended pending the NYSE American’s hearing panel’s decision.~~

U.S. Securities and Exchange Commission

May 2, 2024

In addition, on April 17, 2024, the Company received a written notice from NYSE Regulation indicating that the Company was not in compliance with the NYSE American’s continued listing standards because the Company did not timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was due on April 16, 2024. In accordance with Section 1007 of the NYSE American Company Guide, the Company will have six months from April 16, 2024 (the “Initial Cure Period”), to file the Form 10-K with the SEC. If the Company fails to file the Form 10-K during the Initial Cure Period, the NYSE American may, in its sole discretion, provide an additional six-month cure period (the “Additional Cure Period”). The Company can regain compliance with the NYSE American’s continued listing standards at any time during the Initial Cure Period or Additional Cure Period, as applicable, by filing the Form 10-K and any subsequent delayed filings with the SEC. The Company intends to file the Form 10-K as soon as practicable and in any event within the above-referenced six-month period. The notice received on April 17, 2024 has no immediate effect on the listing of the Company’s securities on the NYSE American. There can be no assurance, however, that the Company will be able to regain compliance with the listing standards discussed above. Furthermore, any redemptions in connection with the approval of the Extension Amendment Proposal may adversely affect the Company’s ability to satisfy certain continued listing standards of the NYSE American relating to the market capitalization and public float of its Class A ordinary shares. The Company cannot assure you that it will be able to remain in compliance with such listing standards.

If the NYSE American delists any of our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	the price of our securities will likely decrease as a result of the loss of market efficiencies associated with the NYSE American;

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Additionally, any such delisting would materially and adversely impact our ability to pursue a business combination and to complete the proposed Business Combination, and would likely cause us to enter liquidation.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A ordinary shares are currently listed on the NYSE American, our Class A ordinary shares are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the NYSE American, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

*****

U.S. Securities and Exchange Commission

May 2, 2024

If you have any questions relating to the foregoing, please do not hesitate to contact Jeffrey Letalien of Goodwin Procter LLP at +1 212 459-7203 or JLetalien@goodwinlaw.com.

Sincerely,

/s/ Patrick Grove
Patrick Grove
Chief Executive Officer
Catcha Investment Corp

cc:	Wai Kit Wong, Catcha Investment Corp
Jocelyn Arel, Goodwin Procter LLP
Daniel Dusek, Goodwin Procter LLP